Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 February 4, 2011
$3,150,000 1 Year 11.00% per annum Callable Yield Notes due February 9, 2012 Linked to the Performance of the United States Natural Gas Fund, LP and the Russell 2000® Index
Financial Products

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 3,150,000
Underlyings:	Underlying	Ticker	Initial Level	Knock-In Level
	United States Natural Gas Fund, LP	UNG UP	5.85	3.6563
	Russell 2000® Index	RTY	800.11	500.6875
Trade Date:	February 4, 2011
Issue Date:	February 11, 2011
Valuation Date:	February 6 2012†
Maturity Date:	February 9, 2012†
Offering Price:	$1,000 per security (100%).
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Interest Rate:	11.00% per annum, calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid quarterly in arrears on May 9, 2011, August 9, 2011, November 9, 2011 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after May 9, 2011, upon at least 3 business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Knock-In Level:	For each Underlying, as set forth in the table above.
Knock-In Event:	If the closing level of any Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Redemption Amount:

The Redemption Amount an investor will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.

  If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.

Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546EN67 and US22546EN670
Underwriting Discounts and Commissions:	2.00% or $20.00 per $1,000 security.

† Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

United States Natural Gas Fund, LP

     The United States Natural Gas Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca, Inc. The United States Natural Gas Fund, LP was organized as a limited partnership under Delaware law on April 18, 2007. It is managed and controlled by United States Commodity Funds, LLC (the “General Partner”), formerly known as Victoria Bay Asset Management, LLC. The General Partner is a single member limited liability company formed in Delaware on May 10, 2006 that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.

     Information provided to or filed with the SEC by the United States Natural Gas Fund, LP pursuant to the Securities Exchange Act of 1934 can be located by reference to SEC file number 001-33096 through the SEC’s website at www.sec.gov. The United States Natural Gas Fund, LP is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

     The United States Natural Gas Fund, LP invests in exchange-traded futures contracts for natural gas, crude oil, heating oil, gasoline and other petroleum-based fuels, with the objective that changes in percentage terms in the net asset value of the units of United States Natural Gas Fund, LP reflect the changes in percentage terms of the spot price of natural gas delivered at the Henry Hub, Louisiana as traded on the New York Mercantile Exchange, less the United States Natural Gas Fund, LP’s expenses.

     The units of the United States Natural Gas Fund, LP are listed on NYSE Arca, Inc. under the trading symbol “UNG.”

     For further information on the Russell 2000® Index, please refer to “Russell 2000® Index” in the Underlying Supplement dated June 24, 2010.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.